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Exhibit 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Prepared as of April 5, 2005 (all figures are in United States dollars unless otherwise indicated)

The following is management's discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the fiscal year ended January 31, 2005, and its financial position as at January 31, 2005. This MD&A is based on the Company's consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and should be read in conjunction with the consolidated financial statements and notes thereto. Note 22 of the financial statements includes a reconciliation of Canadian GAAP net income to net income determined under generally accepted accounting principles in the United States ("US GAAP"). Unless otherwise specified, all financial information is presented in United States dollars. All references to "year" refer to the fiscal year of Aber ended January 31.

This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 57 of this Annual Report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company's financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-Canadian GAAP Performance Measures".

Certain comparative figures have been reclassified to conform to the current year's presentation.

SUMMARY DISCUSSION

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc. ("Harry Winston"), the premier retailer of diamond jewelry.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

MARKET COMMENTARY

The Rough Diamond Market

The past calendar year was one of changing dynamics as supply/demand imbalances led to increases in rough diamond prices, especially for higher end white goods.

The De Beers' Supplier of Choice ("SOC") strategy, which aims to stimulate demand by focusing supply through firms with downstream marketing initiatives, has resulted in a consolidation of their customer base leaving many diamond polishers eagerly searching for new supply. This condition was exacerbated by reduced production levels from De Beers' mines as well as from BHP Billiton's Ekati Mine and Rio Tinto's Argyle Mine. Although De Beers was able to make up for its supply shortfall in the second half of the year, rough diamond prices continued to climb.

The Polished Diamond Market

The calendar year began with returning strength to the polished diamond market as robust annual restocking of polished diamonds caused prices to rise. The price increase of polished diamonds did not keep pace with the price increase of rough diamonds through the year, and manufacturing margins were squeezed as retailers resisted price increases.

By year end, polished stocks had declined due to economic growth in the major diamond consuming countries. Industry estimates indicate that worldwide diamond jewelry sales, the major driver behind polished diamond prices, grew by 8% in US dollar terms.

The Retail Jewelry Market

The retail jewelry market added to the prior calendar year's growth on the back of strong economic performance in both existing diamond consuming nations and the emerging diamond consuming nations of India and China. In the US, which accounts for approximately 50% of global diamond jewelry consumption, increased travel and tourism resulting from the lower US dollar stimulated jewelry sales despite the Presidential election, rising oil prices, and economic uncertainty that depressed consumer confidence. In Japan, there was modest growth in diamond jewelry sales and, for the first time in a decade, Japan experienced sequential yearly growth over the previous calendar year driven by increased consumer marketing.

The Swiss watch industry rebounded in 2004 after recording declines in the prior year. Strong growth in both value and volume of watch exports drove the recovery as the industry reached a new sales level of 11 billion Swiss francs. Reflecting the trend seen in other luxury goods, demand from China increased by over 40%, albeit from a low base.

CONSOLIDATED FINANCIAL RESULTS

The following is a summary of the Company's consolidated quarterly results for the eight quarters ended January 31, 2005 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts)

UNAUDITED									AUDITED
	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2005 TOTAL	2005 TOTAL
Sales	$144,581	$104,065	$84,487	$52,269	$41,638	$53,958	$—	$—	$385,402	$95,596
Cost of sales	77,730	45,244	37,746	28,591	26,128	20,276	—	—	189,311	46,404

	66,851	58,821	46,741	23,678	15,510	33,682	—	—	196,091	49,192
Selling, general and administrative expenses	27,500	20,452	17,632	8,714	3,704	4,795	2,870	2,286	74,298	13,655

Earnings (loss) from operations	39,351	38,369	29,109	14,964	11,806	28,887	(2,870)	(2,286)	121,793	35,537

Interest and financing expenses	(5,138)	(3,522)	(3,530)	(3,407)	(7,127)	(5,180)	(157)	(146)	(15,597)	(12,610)
Other income	8,102	574	467	495	281	406	574	565	9,638	1,826
Foreign exchange gain (loss)	2,837	(8,543)	760	(349)	(338)	682	3,572	9,367	(5,295)	13,283

Earnings before income taxes	45,152	26,878	26,806	11,703	4,623	24,795	1,119	7,500	110,539	38,036
Income taxes (recovery)	13,755	18,921	14,798	8,862	1,460	11,247	(4,714)	2,337	56,336	10,329

Earnings before minority interest	31,397	7,957	12,008	2,841	3,163	13,548	5,833	5,163	54,203	27,707
Minority interest	1,865	(503)	(287)	44	—	—	—	—	1,119	—

Earnings	$29,532	$8,460	$12,295	$2,797	$3,163	$13,548	$5,833	$5,163	$53,084	$27,707

Basic earnings per share	$0.51	$0.15	$0.21	$0.05	$0.06	$0.25	$0.11	$0.09	$0.92	$0.50
Diluted earnings per share	$0.50	$0.14	$0.21	$0.05	$0.06	$0.24	$0.10	$0.09	$0.90	$0.49
Total assets	$896,952	$957,779	$834,532	$817,980	$644,244	$611,390	$575,274	$577,855	$896,952	$644,244
Total long-term liabilities	$311,545	$403,011	$334,317	$320,749	$241,303	$290,414	$275,932	$284,648	$311,545	$241,303

Three Months Ended January 31, 2005 Compared to Three Months Ended October 31, 2004 and January 31, 2004

Net Earnings

The fourth quarter earnings of $29.5 million or $0.51 per share represent an increase of $21.0 million or $0.36 per share as compared to the third quarter results of $8.5 million or $0.15 per share and an increase of $26.4 million or $0.45 per share as compared to the results from the fourth quarter of the prior year. The Company's cash earnings per share for the fourth quarter was $1.20 compared to cash earnings of $0.80 in the third quarter and $0.29 in the fourth quarter of the prior year.

Revenue

Sales for the fourth quarter totalled $144.6 million, which included sales of $59.3 million from Harry Winston. This compares to sales of $104.1 million in the prior quarter, which included sales of $35.1 million from Harry Winston and sales of $41.6 million in the comparable quarter of the prior year. The increase in sales during the current quarter resulted primarily from the postponement of the October rough diamond sale into the fourth quarter along with two scheduled sales for a total of three rough diamond sales in the fourth quarter, compared to two rough diamond sales in the third quarter and two rough diamond sales in the fourth quarter of the prior fiscal year.

Cost of Sales

The Company's fourth quarter cost of sales was $77.7 million compared to $45.2 million for the previous quarter and $26.1 million for the comparable quarter of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting activities and cost of sales from Harry Winston. See "Segmented Analysis" on page 21 for additional information.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses include expenses for salaries and benefits, advertising, professional fees, rent and related office costs. The fourth quarter saw SG&A expenses of $27.5 million, including $23.7 million of SG&A expenses from Harry Winston, as compared to $20.5 million from the previous quarter (which included $16.5 million from Harry Winston) and $3.7 million for the comparable quarter of the prior year.

The increase from the third to the fourth quarter of the current year in SG&A expenses results from an increase of $1.7 million in salaries and benefits, $5.0 million in advertising and $0.3 million in other expenses. See "Segmented Analysis" on page 21 for additional information.

Income Taxes

Aber recorded a tax expense of $13.8 million during the quarter compared to $18.9 million in the previous quarter and $1.5 million in the comparable quarter of the previous year. The Company's effective income tax rate for the quarter, excluding Harry Winston, is 30% which is based on a statutory income tax rate of 42% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, and items that are not deductible for income tax purposes. In the fourth quarter, the decreased effective tax rate primarily relates to the weakening of the Canadian dollar compared to the US dollar. The Company's functional and reporting currency is US dollars, however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar.

During the fourth quarter, as the US dollar strengthened against the Canadian dollar, the Company recorded an unrealized foreign exchange gain of $1.9 million on the revaluation of the Canadian dollar denominated future income tax liability. The gain is not taxable for Canadian income tax purposes and, as such, the Company's effective tax rate decreased by approximately 2%. Furthermore, as a result of the Company's holding of US dollar denominated debt and cash, which gave rise to an unrealized foreign exchange loss for income tax purposes, the Company's tax liability decreased by 12% during the quarter.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2025.

Interest and Financing Expenses

Interest and financing expense of $5.1 million was incurred during the quarter compared to $3.5 million for the preceding quarter and $7.1 million during the comparable quarter of the prior year. The current year's interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities.

Other Income

During the fourth quarter, the Company received $7.0 million from Tiffany & Co. ("Tiffany") related to the removal of certain restrictions on the resale of Aber shares owed by Tiffany. Also included in other income is interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange gain of $2.8 million was recognized during the quarter compared to a foreign exchange loss of $8.5 million from the previous quarter and a loss of $0.3 million in the comparable quarter of the prior year. The gain primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the weakening Canadian dollar against the US dollar for the quarter. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any hedges outstanding.

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining (expressed in thousands of United States dollars)

UNAUDITED									AUDITED
	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2005 TOTAL	2005 TOTAL
Sales	$85,252	$68,980	$56,281	$42,153	$41,638	$53,958	$—	$—	$252,666	$95,596
Cost of sales	46,356	26,203	23,234	23,521	26,128	20,276	—	—	119,314	46,404

	38,896	42,777	33,047	18,632	15,510	33,682	—	—	133,352	49,192
Selling, general and administrative expenses	3,792	3,997	4,239	3,996	3,704	4,795	2,870	2,286	16,024	13,655

Earnings (loss) from operations	$35,104	$38,780	$28,808	$14,636	$11,806	$28,887	$(2,870)	$(2,286)	$117,328	$35,537

The mining segment includes the production and sale of rough diamonds.

Sales for the fourth quarter totalled $85.3 million compared to $69.0 million in the preceding quarter. The Company held three rough diamond sales, including an open market tender, in the fourth quarter compared to a plan of two. The October rough diamond sale was postponed to the fourth quarter of this year as Aber elected to sell a substantial portion of its sales allocation through an open market tender process that occurred in the month of November.

Cost of sales includes cash operating costs of $27.3 million, non-cash operating costs of $17.4 million and private production royalties of $1.7 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs which consist of Aber's cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The fourth quarter gross margin was 45.6% compared to 62.0% in the preceding quarter. The decline in gross margins in the current quarter was the result of lower production due to inclement weather, plant maintenance and stripping of A-154 North waste material which reduced the availability of ore.

The mining segment incurred SG&A expenses of $3.8 million during the fourth quarter compared to $4.0 million in the third quarter. The decrease resulted from lower travel expenses and professional fees offset partially by higher employee compensation in the quarter.

Retail (expressed in thousands of United States dollars)

UNAUDITED									AUDITED
	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2005 TOTAL	2005 TOTAL
Sales	$59,329	$35,085	$28,206	$10,116	$—	$—	$—	$—	$132,736	$—
Cost of sales	31,374	19,041	14,512	5,070	—	—	—	—	69,997	—

	27,955	16,044	13,694	5,046	—	—	—	—	62,739	—
Selling, general and administrative expenses	23,708	16,455	13,393	4,718	—	—	—	—	58,274	—

Earnings (loss) from operations	$4,247	$(411)	$301	$328	$—	$—	$—	$—	$4,465	$—

Aber completed its acquisition of a 51% interest in Harry Winston during the first quarter of this year. The retail segment includes sales from Harry Winston's eight salons, which are located in New York, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo, Osaka and Taipei.

Sales for the fourth quarter were $59.3 million compared to $35.1 million from the third quarter with gross margins increasing to 47.1% during the fourth quarter compared to 45.7% in the third quarter. The increase in sales was the result of a strong holiday season, two new salons and the continued development of product across an expanded range of price points.

SG&A expense increased in the fourth quarter to $23.7 million as compared to $16.5 million in the third quarter. The SG&A increase relates to increased advertising and selling expenses of $4.3 million, administrative expenses of $1.7 million and salaries and benefits of $1.2 million. The increase in advertising results from the launch of a new worldwide advertising campaign and the increase in selling expenses are in line with the increase in sales. The increase in administrative costs relates to the opening of two new salons, the refurbishment of the New York salon and the relocation of the corporate offices in New York City. The increase in salaries and benefits resulted from the hiring of a new management team as well as increased sales commissions relating to the seasonal increase in sales.

Year Ended January 31, 2005 Compared to Year Ended January 31, 2004

Net Earnings

Aber's net earnings for the fiscal year ended January 31, 2005 totalled $53.1 million or $0.92 per share, compared to net earnings of $27.7 million or $0.50 per share for the prior year which reflected commercial production from the August 1, 2003 commencement date onward. The Company's cash earnings per share for the twelve months ended January 31, 2005 was $2.96 compared to cash earnings per share of $0.79 for the prior year.

Revenue

Aber recorded sales for the fiscal year ended January 31, 2005 of $385.4 million compared to sales of $95.6 million for the prior year. Sales prior to the August 1, 2003 commencement of commercial production were credited against deferred mineral property costs. Sales for the fiscal year included $252.7 million from the sale of rough diamonds and $132.7 million from jewelry sales at Harry Winston for the ten-month period from the date of acquisition, being April 1, 2004. The Company completed nine rough diamond sales during the fiscal year versus the previously planned ten.

Cost of Sales

The Company recorded cost of sales of $189.3 million during the fiscal year compared to $46.4 million during the prior year due to increased production at the Diavik Mine and the inclusion of Harry Winston in cost of sales. Cost of sales incurred prior to the August 1, 2003 commencement of commercial production was recorded against deferred mineral property costs.

Selling, General and Administrative Expenses

Aber incurred SG&A expenses of $74.3 million for the fiscal year compared to $13.7 million incurred for the prior year. The principal components of SG&A expense include expenses for salaries (including salon personnel), advertising, professional fees, rent and related office costs. Included in SG&A expense for the twelve months ended January 31, 2005 are $58.3 million in SG&A expenses related to Harry Winston. Excluding Harry Winston, SG&A expenses were higher in salaries and related benefits by $2.2 million, higher in stock options expense by $1.4 million, higher in professional fees by $0.7 million, lower in business development costs by $1.4 million and lower in other expenses by $0.6 million as compared to the prior year.

Interest and Financing Expenses

Interest and financing expenses of $15.6 million were incurred during the fiscal year compared to $12.6 million for the prior year. The current year's interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities. Prior to the August 1, 2003 commencement of commercial production, all interest and financing costs were capitalized to deferred mineral property costs with the exception of interest and financing on Aber's first mortgage on real property.

Other Income

The Company received $7.0 million from Tiffany to remove certain restrictions on the resale of Aber shares owned by Tiffany. Also included in other income is interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange loss of $5.3 million was recognized during the fiscal year compared with a gain of $13.3 million recognized during the prior year. The current year's loss was primarily the result of an unrealized foreign exchange loss on the revaluation of the Company's Canadian dollar denominated future income tax liability as the Canadian dollar strengthened against the US dollar. The prior year gain was substantially recorded on Aber's US dollar denominated net debt position and reflected a strengthened Canadian dollar prior to the adoption of the US dollar as the functional and reporting currency on August 1, 2003. The Company does not currently have any hedges outstanding.

Income Taxes

The Company's income tax expense of $56.3 million was recorded during the fiscal year ended January 31, 2005 compared to an income tax expense of $10.3 million for the previous fiscal year. The current year's tax expense includes a cumulative non-cash income tax expense of $3.3 million recorded during the first quarter on the revaluation of future income tax liabilities to reflect a 2% increase in the Northwest Territories income tax rate. The tax expense recorded in the prior year included a non-cash income tax benefit of $4.7 million relating to the revaluation of future income tax liabilities for reductions in future tax rates and the overall favourable effect of certain other changes in Canadian income and mining tax legislation.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2025.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended January 31, 2005	Year ended January 31, 2004
Statutory income tax rate	42%	41%
Large Corporations Tax	1%	4%
Stock compensation	2%	3%
Resource allowance	(1)%	(13)%
Northwest Territories mining royalty	11%	12%
Impact of foreign exchange	(1)%	(3)%
Impact of reduction in future income tax rates	(2)%	(18)%
Other items	(1)%	1%
Effective income tax rate	51%	27%

OPERATIONAL UPDATE

Aber's results of operations include results from its mining operations and results from Harry Winston since April 1, 2004, the date of acquisition.

Mining Segment

Aber's 40% share of Diavik Mine production:

	Three months ended December 31, 2004	Three months ended December 31, 2003	Twelve months ended December 31, 2004	Twelve months ended December 31, 2003
Diamonds recovered (000s carats)	601	440	3,030	1,533
Grade (carats/tonne)	3.30	3.67	3.88	3.21
Operating costs, cash ($ millions)	20.1	14.8	70.0	48.0
Operating costs per carat, cash ($)	33	34	23	31

Operations at the Diavik Mine continued to progress to full capacity ahead of the time frame originally envisaged in the feasibility study. The Diavik Mine produced 7.575 million carats, on a 100% basis, in the twelve months ending December 31, 2004, a 98% increase over the prior year. Processing rates exceeded expectations by handling 1.95 million tonnes of ore. During the year, the plant operated at annualized production rates in excess of 2.0 million tonnes per annum. Processing of the low-grade mud unit encountered while mining the A-154 South pipe affected the reported grades through most of the year but, as mining continued to successively deeper benches, the impact diminished and was negligible by year end. In the fourth quarter of the calendar year, mining at the Diavik Mine focused on the development of the A-154 North pipe and the mining of its upper benches, with the production split between higher grade ore from A-154 South and lower grade ore from the top of A-154 North. The annualized production rate during the quarter was 1.85 million tonnes per annum, a drop from prior calendar quarters, as inclement weather, plant maintenance, and stripping of A-154 North waste material reduced the availability of ore.

Cash operating costs, incurred primarily in Canadian dollars, increased over the prior year as operations sustained a higher level of throughput. The higher processing rate resulted in increased fuel consumption and labour charges. Cash operating costs per carat decreased over the prior year as the number of carats produced rose. The decrease was partially offset by a strengthened Canadian dollar relative to the US dollar. Cash operating costs per carat for the fourth quarter were in line with the same period in the prior year as higher costs were offset by increased production.

This year, the Diavik Mine was awarded the John T. Ryan Regional Trophy for Select Mines in Western Canada. The award recognizes Diavik Mine's safety performance in 2003. This is the first time that a diamond mine in Canada has won the award.

The Diavik Mine has also been recognized as a leader in Aboriginal relations by the Canadian Council for Aboriginal Business. Only two other Canadian mines have been similarly recognized, and the Diavik Mine is the first in northern Canada.

Aber's diamond sales are based on an industry standard five-week cycle usually comprising ten sales events per year. As a result of the processing of low grade stockpiles at the end of the prior fiscal year, Aber combined the first two sales events of the year and held only nine sales. During the fourth quarter, Aber completed its first open tender sale of diamonds at which over 80 market participants viewed the sales parcels. The tender was undertaken as a means to measure Aber's pricing as significant price increases had occurred in many, although not all, categories of rough diamonds. Although some adjustments were made, the tender results confirmed Aber's pricing as generally being appropriate in the current market-place.

Retail Segment

During the year, a new management team of experienced industry professionals was established under the leadership of Mr. Thomas J. O'Neill as Chief Executive Officer of Harry Winston. The management team has focused on building a future growth plan for Harry Winston through the introduction of several initiatives in the merchandising, marketing and store development areas.

The existing high-end jewelry range was expanded with the introduction, during the holiday season, of a coherent collection of diamond jewelry at a broader range of price points. This was combined with a remodelling of the New York flagship store. Customer traffic in the flagship store increased 40% in the month of December, with transactions increasing 20%. Global sales for the month of December were up approximately 50% from the same period last year with high-end jewelry sales performing particularly well.

To reinforce Harry Winston's pre-eminent position, a new advertising campaign, featuring a variety of celebrities, was launched in the fall utilizing both magazine and newsprint formats.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Working capital increased to $156.6 million at January 31, 2005 from $60.3 million at January 31, 2004, primarily as a result of cash received from operations, the net funds of $53.4 million received from the issuance of common shares in the first quarter less $35.0 million of cash required in connection with the acquisition of Harry Winston. As at January 31, 2005 Aber had unrestricted cash and cash equivalents of $123.6 million and contingency cash collateral and reserves of $13.8 million compared to $23.6 million and $100.1 million respectively at January 31, 2004. Included in unrestricted cash and cash equivalents at January 31, 2005 was $6.9 million held at the Diavik Mine and $4.6 million held at Harry Winston. This compares to unrestricted cash and cash equivalents of $7.2 million held at the Diavik Mine at January 31, 2004.

Financing Activities

During the quarter, the Company repaid $65.0 million of its $75.0 million senior secured revolving credit facility and made its second semi-annual mandatory repayment of $10.0 million on its $100.0 million senior secured term facility. The $75.0 million senior secured revolving credit facility and the $100.0 million senior term facility comprise Aber's amended financing arrangements that were completed during the first quarter. At January 31, 2005, the Company had $80.0 million outstanding on its senior secured term facility and $10.0 million outstanding on its senior secured revolving credit facility.

Also during the fourth quarter, the Company repaid $23.7 million that was drawn under the Company's revolving financing facility with Antwerpse Diamantbank N.V. as a result of the postponement of the Company's October rough diamond sale to an open market tender in the month of November.

As at January 31, 2005 Harry Winston had $40.4 million drawn on its $60.0 million credit facility primarily to fund salon inventory and capital expenditure requirements.

During the fourth quarter, Aber made its first dividend payment to its shareholders of $0.15 per share for a total of $8.7 million.

During the first quarter, Aber completed its equity offering of 1,500,000 common shares at a price of CDN $49.75 (US $37.20) per share for gross proceeds to the Company of CDN $74.6 million or $55.8 million (net proceeds of CDN $71.4 million or US $53.4 million). The common shares were purchased by a syndicate of underwriters for distribution to the public.

Investing Activities

In April, the Company announced the acquisition of a 51% share of Harry Winston Inc. The Company purchased its interest for $85.0 million, of which $20.3 million is in the form of a direct equity investment in Harry Winston. The total purchase price is payable by the Company in installments, with $40.0 million paid on closing of the transaction and the balance to be paid over the one-year period following closing.

During the fourth quarter, Aber paid $12.0 million to Tiffany to cancel a discount to open market pricing of future diamond sales made to Tiffany under the diamond supply agreement between the two companies. This amount has been recorded as a deferred charge to be amortized over the remaining term of the supply agreement which remains in effect.

During the fiscal year, the Company purchased capital assets of $20.7 million, of which $12.6 million were purchased for the Diavik Mine.

Subsequent to January 31, 2005, the Company paid $51.1 million, the remaining balance of the promissory note from the 51% acquisition of Harry Winston plus accrued interest. The Company also purchased 51% of Harry Winston's convertible subordinated notes.

Cash Flow from Operations

During the fiscal year ended January 31, 2005, Aber generated $150.4 million in cash from operations, compared to $51.2 million in the prior year. Quarterly variations in revenues and operating cash flows are to a certain degree inherent in the Company's diamond marketing activity due to the periodic nature of the Company's rough diamond sales activities and the seasonal nature of Harry Winston's retail sales. During the fiscal year, the Company purchased $24.1 million of inventory, received $7.0 million from Tiffany to remove certain restrictions on the resale of Aber shares owned by Tiffany, incurred additional accounts payable and accrued liabilities of $6.4 million, increased accounts receivable of $4.1 million and increased prepaid expenses by $2.3 million.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% interest in the Diavik Mine, the Company is obligated to fund the Joint Venture for 40% of its total expenditures on a monthly basis. DDMI has presented Aber with a revised mine plan for the period of 2005 to 2009. Aber's currently estimated share of the capital expenditures, including sustaining capital, for calendar years 2005 to 2009, is approximately $230.0 million.

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual Obligations ($000s)	Total	Less Than 1 Year	Year 2-3	Year 4-5	After 5 Years
Long-term debt (a)	$150,810	$32,451	$40,793	$71,359	$6,207
Environmental and participation agreements incremental commitments (b)	70,926	9,212	16,113	12,569	33,032
Lease obligations (c)	48,315	3,986	8,364	7,601	28,364

Total contractual obligations	$270,051	$45,649	$65,270	$91,529	$67,603

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009. Included under long-term debt is Harry Winston's $60.0 million credit facility, which expires on March 31, 2008 with no scheduled repayments required before that date. Also included under long-term debt are notes payable pertaining to four convertible subordinated note agreements totalling $12.1 million with two of Harry Winston's shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly. The notes are subordinated to Harry Winston's credit facility. Harry Winston, at its option, may prepay all or a portion of the outstanding balance based upon an early redemption price.

(b)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber's share as at January 31, 2005 was $25.3 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $25.3 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture's obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(c)
Lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston's New York salon, of which a shareholder has a 50% interest in the property, is rented on a month-to-month basis. The Company anticipates that rent expense for this location in 2006 will be approximately $3.3 million. This amount is not included in the contractual obligation table.

NON-CANADIAN GAAP PERFORMANCE MEASURES

References to "cash earnings" are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber's financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber's performance or cash flows from operating, investing and financing activities as a measure of the Company's liquidity and cash flows. Aber's method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

(expressed in thousands of United States dollars, except per share amounts)

UNAUDITED									AUDITED
	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2005 TOTAL	2005 TOTAL
Earnings	$29,533	$8,460	$12,295	$2,797	$3,163	$13,548	$5,833	$5,163	$53,084	$27,707
Non-cash income tax (recovery)	11,905	17,888	14,356	8,079	237	10,388	(4,862)	2,062	52,228	7,825
Non-cash foreign exchange loss (gain)	(1,550)	8,608	(888)	440	560	(682)	(13,151)	10	6,610	(13,263)
Depreciation and amortization	29,421	11,477	10,195	7,188	12,484	9,191	198	190	58,281	22,063

Cash earnings (loss)	$69,309	$46,433	$35,958	$18,504	$16,444	$32,445	$(11,982)	$7,425	$170,204	$44,332

Cash earnings (loss) per share	$1.20	$0.80	$0.63	$0.32	$0.29	$0.58	$(0.22)	$0.14	$2.96	$0.79

OUTLOOK

Growth in the diamond industry is expected to continue through calendar 2005 as retail sales of diamond jewelry expand through marketing initiatives. Further increases in demand are seen to be coming from South Asia and China as an emerging middle class expand their appetite for diamond jewelry.

The diamond pipeline is believed to be at working stock levels with no significant inventories of polished or rough diamonds. Aber believes this scenario is likely to persist in the coming years, although some short-term cyclicality in pricing for individual items is expected as the diamond market evolves.

In the upcoming fiscal year 2006, Aber's sales cycle will continue to be based on the traditional five-week rotation. Aber expects to have three sales in the first quarter, followed by two sales in the second and third quarters, and three in the fourth quarter. Seasonal variations in Diavik's production profile are also expected with lower production in the winter season being compensated by increases in the summer months.

Harry Winston projects increased sales in fiscal 2006 though existing stores and new locations. The company plans to open two to three additional stores in 2005 and has already signed a lease for a flagship store in London that is planned to open in 2006. Harry Winston will leverage its association with Aber, especially in the Indian and Israeli diamond markets, to competitively source the polished diamonds that are the essential raw material of its expansion plans.

CRITICAL ACCOUNTING ESTIMATES

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on Aber's reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Aber's financial results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

Aber capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Aber has determined that commercial production related to the Diavik Mine was achieved during the fiscal year ended January 31, 2004. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Mine's latest projected open pit life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted Section 3110, "Accounting for Asset Retirement Obligations", effective November 1, 2003 and as at January 31, 2005, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Income Tax

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

RISKS AND UNCERTAINTIES

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI's 60% interest in the Diavik Mine it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each is, in turn, dependent in significant part upon the worldwide price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, and the level of demand for and discretionary spending on luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the recurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber's results of operations.

Currency Risk

Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, will therefore increase the expenses of the Diavik Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston, respectively.

From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine and exploration activities at the Diavik Project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

Aber, through its 51% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

RECENTLY ISSUED ACCOUNTING STANDARDS

Employee Future Benefits

The Canadian Institute of Chartered Accountants ("CICA") issued a revision to Handbook Section 3461, "Employees Future Benefits". The principal changes relate to a company's disclosure of its employee future benefits plans. The new disclosure requirements are intended to improve and expand previous requirements. The Company has adopted the disclosure requirements for the year ended January 31, 2005.

Lease Arrangements

The CICA issued "EIC-150: Determining Whether an Arrangement Contains a Lease", which discusses whether outsourcing or other types of contract or arrangement contains a lease under the scope of CICA Section 3065, "Leases". The Company is currently assessing the impact of this pronouncement on the financial statements.

OUTSTANDING SHARE INFORMATION

as at January 31, 2005

Authorized	Unlimited
Issued and outstanding shares	57,918,279
Fully diluted(1)	58,744,340
Weighted average outstanding shares	57,568,733
Options outstanding	2,342,191

(1)
Fully diluted shares outstanding under the treasury stock method.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

QuickLinks

Exhibit 3